

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

August 21, 2006

<u>Via Facsimile</u>

Richard J. Heckmann
Chief Executive Officer
K2 Inc.
5818 El Camino Real
Carlsbad, CA 92008

      RE: K2 Inc.
               Form 10-K: For the Year Ended December 31, 2005
               File Number: 001-04290

Dear Mr. Heckmann:

      We have completed our review of your Form 10-K and related filings, and at this time do not have further comments.

                    Sincerely,

                    Michael Fay
                    Accounting Branch Chief

cc: Dudley W. Mendenhall, Senior Vice President and Chief Financial Officer